Oppenheimer Main Street Fund, Inc.
Period Ending 8/31/11
Exhibit 77M

On March 24, 2011 the Fund acquired all of the net assets of Oppenheimer Principal Protected Main Street Fund II, pursuant to an Agreement and Plan of Reorganization approved by the Oppenheimer Principal Protected Main Street Fund II shareholders on March 18, 2011.

The Fund issued (at an exchange ratio of 0.795982 for Class A, 0.822250 for Class B, 0.829921 for Class C, of the Fund to one share of Oppenheimer Principal Protected Main Street Fund) 513,670; 698,547; 288,707 shares of beneficial interest for Class A, Class B and Class C respectively, valued at $16,951,106, $22,381,460 and $9,201,081, per share in exchange for the net assets, resulting in combined Class A net assets of $4,590,489,589 per share, Class B net assets of $361,347,931 per share, Class C net assets of $596,096,380 per share on March 24, 2011.

 The net assets acquired included an unused capital loss carry forward of $7,798,379, potential utilization subject to tax limitations. The exchange qualified as a tax-free reorganization for federal income tax purposes.

For additional information please refer to the Fund's N-14 filed with the Commission on January 20, 2011 (333-171388). Oppenheimer Principal Protected Main Street Fund II will apply on Form N-8f to deregister as an investment company and will cease to be a registered investment company.